September 25, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.Washington, DC 20549

Attention:	Mary Beth Breslin
Ada D. Sarmento
Jim B. Rosenberg
Rolf Sundwall

Re:	Gritstone Oncology, Inc.

Registration Statement on Form S-1 (File No. 333-226976)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between September 17, 2018 and the date hereof, approximately 1,150 copies of the Preliminary Prospectus dated September 21, 2018 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, September 27, 2018 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

COWEN AND COMPANY, LLC

BARCLAYS CAPITAL INC.

As representatives of the Underwriters

By:	Goldman Sachs & Co. LLC

By:	/s/ Lyla Bibi
Name: Lyla Bibi
Title: Managing Director

By:	Cowen and Company, LLC

By:	/s/ George Milstein
Name: George Milstein
Title: Head of Healthcare IB

By:	Barclays Capital Inc.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President